UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                             (AMENDMENT NO. 5 ) (1)
                                          ----

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Friendly Ice Cream Corporation
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                                (Name of Issuer)


                          Common Stock, $.01 par value

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                         (Title of Class of Securities)



                                    358497105
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                                 (CUSIP Number)


                             Jeffrey E. Swaim, Esq.
                          Mirick, O'Connell, DeMallie &
                                   Lougee, LLP
                                100 Front Street
                               Worcester, MA 01608
                                 (508) 791-8500

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of this Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358497105

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1                 NAME OF REPORTING PERSON

                  S. Prestley Blake
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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /X/
                                                                       (b)  /_/

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3                 SEC USE ONLY

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4                 SOURCE OF FUNDS

                        PF
--------------------------------------------------------------------------------



5                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)     /    /

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6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

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                                    7      SOLE VOTING POWER


        NUMBERS OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH


                                    --------------------------------------------
                                    8      SHARED VOTING POWER

                                           919,800

                                    --------------------------------------------
                                    9      SOLE DISPOSITIVE POWER





                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           919,800



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11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  919,800


--------------------------------------------------------------------------------

12                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (See Instructions)                    / /

--------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.60%

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14                TYPE OF REPORTING PERSON

                  IN






CUSIP No. 358497105

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1                 NAME OF REPORTING PERSON

                  SPB Family Limited Partnership

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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /X/

                                                                       (b) /_/

--------------------------------------------------------------------------------

3                 SEC USE ONLY

--------------------------------------------------------------------------------

4                 SOURCE OF FUNDS

                        PF

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5                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)   /    /

--------------------------------------------------------------------------------

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

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                                   7       SOLE VOTING POWER
        NUMBERS OF
          SHARES
       BENEFICIALLY
       OWNED BY EACH
         REPORTING
       PERSON WITH
                                   ---------------------------------------------
                                   8       SHARED VOTING POWER

                                           919,800


                                   ---------------------------------------------
                                   9       SOLE DISPOSITIVE POWER



                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           919,800

--------------------------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  919,800

--------------------------------------------------------------------------------

12                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (See Instructions)                    / /

--------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.60%

--------------------------------------------------------------------------------

14                TYPE OF REPORTING PERSON

                  PN

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CUSIP No. 358497105

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1                 NAME OF REPORTING PERSON

                  The Helen D. Blake 1993 Trust

--------------------------------------------------------------------------------

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                                       (b) /_/

--------------------------------------------------------------------------------

3                 SEC USE ONLY

--------------------------------------------------------------------------------

4                 SOURCE OF FUNDS



--------------------------------------------------------------------------------

5                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)   /    /

--------------------------------------------------------------------------------

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States


                                    7      SOLE VOTING POWER

  NUMBERS OF                               10,000
    SHARES
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
 PERSON WITH                       ---------------------------------------------
                                   8       SHARED VOTING POWER




                                   ---------------------------------------------
                                   9       SOLE DISPOSITIVE POWER

                                           10,000

                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  10,000

--------------------------------------------------------------------------------
12                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (See Instructions)                    / /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.13%

--------------------------------------------------------------------------------
 14               TYPE OF REPORTING PERSON

                  OO
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Item 3.  Source and Amount of Funds or Other Condiseration

On December 8, 2006, SPB Family Limited Partnership used its general funds to purchase 100,000 shares of Common Stock at $11.6999 per share for an aggregate purchase price of $1,169,990. On December 11, 2006, SPB Family Limited Partnership purchased an aggregate of 50,000 shares at an average price of $12.3871 for an aggregate purchase price of $619,355. The shares described in this Item 3 were purchased in open market transactions on the American Stock Exchange.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock of the Issuer described under Item 3 as an investment.

As has been publicly reported, one of the Reporting Persons, S. Prestley Blake, is the plaintiff in a derivative lawsuit currently pending against the Issuer. In his lawsuit, Mr. Blake contends that the Issuer's Chairman, Donald Smith, engineered a series of improper business transactions between the Issuer and another restaurant company in which Mr. Smith has a significant equity interest. The lawsuit also contends that the other members of the Issuer's Board of Directors have exercised their authority as directors to cover up and condone the improper transactions. The presiding judge in the litigation has denied the Issuer's motion to dismiss Mr. Blake's litigation and has found that the Board of Directors failed to meet the standard of independence. As a result, Mr. Blake has requested that the Issuer change the composition of its Board of Directors to include more independent directors. Mr. Blake has had, and will likely continue to have, informal discussions with other shareholders, current management and the board of directors regarding the Issuer's current management and the need for changes to the Issuer's corporate governance practices.

Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock of the Issuer if and when they deem appropriate.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER:

SPB Family Limited Partnership, of which S. Prestley Blake is the sole general partner, owns 919,800 shares of the Issuer's Common Stock, constituting 11.60% of the shares reported to be outstanding on October 31, 2006. By virtue of his status as the sole general partner of SPB Family Limited Partnership, S. Prestley Blake may be deemed to share voting and investment power with SPB Family Limited Partnership over all of the shares of Common Stock owned by SPB Family Limited Partnership.

The Helen D. Blake 1993 Trust owns 10,000 shares of Common Stock, constituting 0.13% of the shares reported to be outstanding at October 31, 2006. The wife of
S. Prestley Blake, Helen D. Blake, is a trustee of The Helen D. Blake 1993 Trust. S. Prestley Blake disclaims voting and investment power over the securities of the Issuer owned by The Helen D. Blake 1993 Trust.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 13, 2006
                                                           /s/ S. Prestley Blake
                                                           ---------------------
                                                           S. Prestley Blake

Dated:   December 13, 2006
                                                  SPB FAMILY LIMITED PARTNERSHIP
                                                           /s/ S. Prestley Blake
                                                           ---------------------
                                                           By: S. Prestley Blake
                                                               General Partner

Dated:   December 13, 2006
                                                  THE HELEN D. BLAKE 1993 TRUST
                                                           /s/ Helen D. Blake
                                                           ---------------------
                                                           By: Helen D. Blake
                                                           Trustee